November 6, 2013

VIA EDGAR AND ELECTRONIC MAIL

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:            The LGL Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 30, 2013
File No. 333-191269

Dear Mr. Mancuso:

On behalf of The LGL Group, Inc. (the "Company," "LGL," "we," "our," or "us"), transmitted herewith is Amendment No. 2 ("Amendment No. 2") to the above-referenced filing (the "Registration Statement").  We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated November 1, 2013 (the "Staff Letter") with regard to the Registration Statement.

Our response to the Staff Letter is provided below.  For ease of reference, the Staff's comment is reproduced in italicized form below.

Exhibit 5.1

1.
It appears that the warrants are governed by the laws of the State of Delaware; however, we note that counsel has limited its opinion to the laws of "the State of New York, the General Corporation Law of the State of Delaware (exclusive of court decisions and regulations interpreting the same) and the Federal laws of the United States of America." Please file an exhibit which opines that the warrants are binding obligations of the registrant under all applicable laws of the jurisdiction governing the warrants, including Delaware contract law. Also, tell us the authority on which you rely to conclude that filing an opinion that excludes court decisions and regulations satisfies your obligations under Regulation S-K Item 601(b)(5).

The Company has filed with Amendment No. 2 as Exhibit 5.1 a legal opinion which opines that the warrants are binding obligations of the Company under the laws of the State of Delaware.

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Please contact me at lclifton@lglgroup.com or (407) 298-2000 x 2144 if you have any questions regarding our responses to the Staff Letter and Amendment No. 2.  Thank you for your assistance.

Sincerely,

/s/ R. LaDuane Clifton

R. LaDuane Clifton, CPA
Chief Financial Officer

cc:  Jack Cadden, McGladrey LLP
Vincent Enright, Audit Committee Chair, The LGL Group, Inc.
Robert Friedman, Olshan Frome Wolosky LLP